51-102F3
MATERIAL CHANGE REPORT
Item 1   Name and Address of Company
RepliCel Life Sciences Inc. (the “Company”)
900 – 570 Granville Street
Vancouver, BC  V6C 3P1
Item 2   Date of Material Change
January 17, 2023
Item 3   News Release
The news release dated January 17, 2023 was disseminated through Stockwatch and Market News on January 17, 2023.
Item 4   Summary of Material Change
The Company announced that, further to its News Release of December 23, 2022, it has received approval from the TSX Venture Exchange to the issuance of 3,193,092 common shares (each, a “Share”) at a deemed price of $0.09 per Share in settlement of $287,378.32 owing to various creditors (the “Debt Settlement”).  The Shares were issued on January 17, 2023.  The Shares are subject to a statutory hold period of four months and one day after closing of the Debt Settlement.
Each of David Hall, Peter Lowry, Peter Lewis, Andrew Schutte, Gary Boddington and Kevin McElwee participated in the Debt Settlement and each are considered to be a “related party” within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and each issuance is considered to be a “related party transaction” within the meaning of MI 61-101 but each issuance will be exempt from the valuation requirement of MI 61-101 by virtue of the exemption contained in section 5.5(b) as the Company’s shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(a) of MI 61-101 in that the fair market value of the consideration of the Shares to be issued to each related party does not exceed 25% of the Company’s market capitalization.
Item 5   Full Description of Material Change
5.1         Full Description of Material Change
A full description of the material change is described in Item 4 above and in the News Release which was filed on SEDAR.

Disclosure Required by MI 61-101
Pursuant to MI 61-101, the Debt Settlement constituted a “related party transaction” as certain directors and officers of the Company participated in the Debt Settlement.
The following supplementary information is provided in accordance with Section 5.2 of MI 61‐101.
(a)	a description of the transaction and its material terms:
See Item 4 above for a description of the Debt Settlement.
(b)	the purpose and business reasons for the transaction:
The purpose of the Debt Settlement is to reduce the Company’s liabilities while preserving its cash.
(c)	the anticipated effect of the transaction on the issuer’s business and affairs:
The Company does not anticipate any material effect on the Company’s business and affairs.
(d)	a description of:
(i)	the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties:
Andrew Schutte, the Chief Executive Officer, President and director of the Company, was issued 943,596 Shares in settlement of $84,923.59 worth of debt.
David Hall, the Chairman and a director of the Company, was issued 422,222 Shares in settlement of $38,000.00 worth of debt.
Peter Lowry, a director of the Company, was issued 294,444 Shares in settlement of $26,500.00 worth of debt.
Peter W. Lewis Inc. (“PWL Inc.”), a company wholly owned by Peter Lewis, a director of the Company, was issued 297,222 Shares in settlement of $26,750.00 worth of debt.
Gary Boddington, a director of the Company, was issued 214,815 Shares in settlement of $19,333.33 worth of debt.
McElwee Consulting Inc. (“McElwee Consulting”), a company wholly owned by Kevin McElwee, Chief Scientific Officer of the Company, was issued 670,833 Shares in settlement of $60,375.00 worth of debt.
(ii)
the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

The following table sets out the effect of the Debt Settlement on the percentage of securities of the Company beneficially owned or controlled by each of Mr. Schutte, Mr. Hall, Mr. Lowry, Mr. Lewis, Mr. Boddington and Mr. McElwee:

Name and Position	Dollar Amount of Debt Settlement	Number of Shares to be Issued	No. of Securities Held prior to Closing of the Debt Settlement	Percentage of Issued and Outstanding Securities prior to Closing of the Debt Settlement	No. of Securities Held After Closing of the Debt Settlement	Percentage of Issued and Outstanding Securities After Closing of the Debt Settlement
Andrew Schutte Chief Executive Officer, President and Director	$84,923.59	943,596	Undiluted: 12,298,854 Diluted: 17,680,410 (1)	Undiluted: 24.04%(2) Diluted: 31.26%(3)	Undiluted: 13,242,450 Diluted: 18,624,006(4)	Undiluted: 24.36%(5) Diluted: 31.17%(6)
Peter Lowry Director	$26,500.00	294,444	Undiluted: 898,982 Diluted: 1,329,182 (7)	Undiluted: 1.76%(2) Diluted: 2.59%(8)	Undiluted: 1,193,426 Diluted: 1,623,626(9)	Undiluted: 2.20%(5) Diluted: 2.96%(10)
Peter Lewis Director	$26,750.00	297,222(11)	Undiluted: 312,198(12) Diluted: 532,652 (13)	Undiluted: 0.61%(2) Diluted: 1.04%(14)	Undiluted: 609,420(15) Diluted: 829,874(16)	Undiluted: 1.12%(5) Diluted: 1.52%(17)
Gary Boddington Director	$19,333.33	214,815	Undiluted: 100,000 Diluted: 300,000 (18)	Undiluted: 0.20%(2) Diluted: 0.58%(19)	Undiluted: 314,815 Diluted: 514,815(20)	Undiluted: 0.58%(5) Diluted: 0.94%(21)
David Hall Chairman and Director	$38,000.00	422,222	Undiluted: 435,910 Diluted: 731,364 (22)	Undiluted: 0.85%(2) Diluted: 1.42%(23)	Undiluted: 858,132 Diluted: 1,153,586(24)	Undiluted: 1.58%(5) Diluted: 2.11%(25)
Kevin McElwee Chief Scientific Officer	$60,375.00	670,833(26)	Undiluted: 658,412 Diluted: 933,412 (27)	Undiluted: 1.29%(2) Diluted: 1.81%(28)	Undiluted: 1,329,245 Diluted: 1,604,245(29)	Undiluted: 2.46%(5) Diluted: 2.94%(30)
(1)
Comprised of: ((i) 12,298,854 Shares held directly by Mr. Schutte, (ii) 303,030 Shares issued on the conversion of class A preference shares at a conversion price of $0.33 per class A preference share held directly by Mr. Schutte, (iii) 355,000 options held directly by Mr. Schutte, each of which is exercisable into one Share, of which 30,000 are exercisable at a price of $0.43 per Share until July 30, 2023 and 325,000 are exercisable at a price of $0.40 per Share until June 14, 2026 and (iv) 4,723,526 warrants, each of which is exercisable into one Share, of which 562,750 are exercisable at a price of $0.36 per Share until July 15, 2023, 1,051,151 are exercisable at a price of $0.40 per Share until May 4, 2025 and 3,109,625 are exercisable at a price of $0.20 per Share until December 30, 2025.

(2)	Based on 51,169,215 Shares outstanding prior to the completion of the Debt Settlement.
(3)
Based on 56,550,771 Shares outstanding on a partially-diluted basis prior to the completion of the Debt Settlement, comprised of: (i) 51,169,215 Shares outstanding prior to the completion of the Debt Settlement, (ii) 303,030 Shares that may be issuable on conversion of class A preference shares held directly by Mr. Schutte, (iii) 355,000 Shares that may be issuable on exercise of options held directly by Mr. Schutte and (iv) 4,723,526 Shares that may be issuable on exercise of warrants held directly by Mr. Schutte.

(4)	Comprised of: (i) 13,242,40 Shares held directly by Mr. Schutte and (ii) all of the convertible securities set out in footnote (1) above.
(5)	Based on 54,362,307 Shares outstanding following the completion of the Debt Settlement.
(6)
Based on 59,743,863 Shares outstanding on a partially-diluted basis following the completion of the Debt Settlement, comprised of: (i) 54,362,307 Shares outstanding after the completion of the Debt Settlement, (ii) 303,030 Shares that may be issuable on conversion of class A preference shares held directly by Mr. Schutte, (iii) 355,000 Shares that may be issuable on exercise of options held directly by Mr. Schutte and (iv) 4,723,526 Shares that may be issuable on exercise of warrants held directly by Mr. Schutte.

(7)
Comprised of: (i) 898,982 Shares held directly by Mr. Lowry, (ii) 380,000 options held directly by Mr. Lowry, each of which is exercisable into one Share, of which 80,000 are exercisable at a price of $0.43 per Share until July 30, 2023 and 300,000 are exercisable at a price of $0.40 per Share until June 14, 2026 and (iii) 50,200 warrants held directly by Mr. Lowry, each of which is exercisable into one Share, at a price of $0.20 per Share until December 30, 2025.

(8)
Based on 51,549,215 Shares outstanding on a partially-diluted basis prior to the completion of the Debt Settlement, comprised of: (i) 51,169,215 Shares outstanding prior to the completion of the Debt Settlement, (ii) 380,000 Shares that may be issuable on exercise of options held directly by Mr. Lowry and (iii) 50,200 Shares that may be issuable on exercise of warrants held directly by Mr. Lowry.

(9)	Comprised of: (i) 1,193,426 Shares held directly by Mr. Lowry and (ii) all of the convertible securities set out in footnote (7).
(10)
Based on 54,792,507 Shares outstanding on a partially-diluted basis following the completion of the Debt Settlement, comprised of: (i) 54,362,307 Shares outstanding after the completion of the Debt Settlement, (ii) 380,000 Shares that may be issuable on exercise of options held directly by Mr. Lowry and (iii) 50,200 Shares that may be issuable on exercise of warrants held directly by Mr. Lowry.

(11)	These Shares are held by PWL Inc.
(12)	Comprised of: (i) 207,843 Shares held directly by Mr. Lewis and (ii) 104,355 Shares held indirectly by PLW Inc.
(13)
Comprised of: (i) 207,843 Shares held directly by Mr. Lewis, (ii) 104,355 Shares held indirectly by PWL Inc., (iii) 45,454 Shares issued on the conversion of class A preference shares at a conversion price of $0.33 per class A preference share held directly by Mr. Lewis, (iv) 125,000 options held directly by Mr. Lewis, each of which is exercisable into one Share, of which 50,000 are exercisable at a price of $0.43 per Share until July 30, 2023 and 75,000 are exercisable at a price of $0.40 per Share until June 14, 2026 and (v) 50,000 warrants held indirectly by PWL Inc., each of which is exercisable into one Share at a price of $0.20 per Share until December 30, 2025.

(14)
Based on 51,339,669 Shares outstanding on a partially-diluted basis prior to the completion of the Debt Settlement, comprised of: (i) 51,169,215 Shares outstanding prior to the completion of the Debt Settlement, (ii) 45,454 Shares that may be issuable on conversion of class A preference shares held directly by Mr. Lewis, (iii) 125,000 Shares that may be issuable on exercise of options held directly by Mr. Lewis and (iv) 50,000 Shares that may be issuable on exercise of warrants held indirectly by PWL Inc.

(15)	Comprised of: (i) 207,843 Shares held directly by Mr. Lewis and (ii) 401,577 Shares held indirectly by PLW Inc.
(16)	Comprised of: (i) 207,834 Shares held directly by Mr. Lewis, (ii) 401,577 Shares held indirectly by PWL Inc. and (iii) all of the convertible securities set out in footnote (13) above.
(17)
Based on 54,582,761 Shares outstanding on a partially-diluted basis following the completion of the Debt Settlement, comprised of: (i) 54,362,307 Shares outstanding after the completion of the Debt Settlement, (ii) 45,454 Shares that may be issuable on conversion of class A preference shares held directly by Mr. Lewis, (iii) 125,000 Shares that may be issuable on exercise of options held directly by Mr. Lewis and (iv) 50,000 Shares that may be issuable on exercise of Warrants held indirectly by PWL Inc.

(18)
Comprised of: (i) 100,000 Shares held directly by Mr. Boddington, (ii) 150,000 options held directly by Mr. Boddington, each of which is exercisable into one Share exercisable at a price of $0.40 per Share until June 14, 2026 and (iii) 50,000 warrants held directly by Mr. Boddington, each of which is exercisable into one Share at a price of $0.20 per Share until December 30, 2025.

(19)
Based on 51,319,215 Shares outstanding on a partially-diluted basis prior to the completion of the Debt Settlement, comprised of: (i) 51,169,215 Shares outstanding prior to the completion of the Debt Settlement, (ii) 150,000 Shares that may be issuable on exercise of options held directly by Mr. Boddington and (iii) 50,000 Shares that may be issuable on exercise of warrants held directly by Mr. Boddington.

(20)	Comprised of: (i) 314,815 Shares held directly by Mr. Boddington and (ii) all of the convertible securities set out in footnote (18) above.
(21)
Based on 54,562,307 Shares outstanding on a partially-diluted basis following the completion of the Debt Settlement, comprised of: (i) 54,362,307 Shares outstanding after the completion of the Debt Settlement, (ii) 150,000 Shares that may be issuable on exercise of options held directly by Mr. Boddington and (iii) 50,000 Shares that may be issuable on exercise of warrants held directly by Mr. Boddington.

(22)
Comprised of: (i) 435,910 Shares held directly by Mr. Hall, (ii) 45,454 Shares issued on the conversion of class A preference shares at a conversion price of $0.33 per class A preference share held directly by Mr. Hall and (iii) 250,000 options held directly by Mr. Hall, each of which is exercisable into one Share, of which 100,000 are exercisable at a price of $0.43 per Share until July 30, 2023 and 150,000 are exercisable at  a price of $0.40 until June 14, 2026.

(23)
Based on 51,464,669 Shares outstanding on a partially-diluted basis prior to the completion of the Debt Settlement, comprised of: (i) 51,169,215 Shares outstanding prior to the completion of the Debt Settlement, (ii) 45,454 Shares that may be issuable on conversion of class A preference shares held directly by Mr. Hall and (iii) 250,000 Shares that may be issuable on exercise of options held directly by Mr. Hall.

(24)	Comprised of: (i) 858,132 Shares held directly and (ii) all of the convertible securities of the Company set out in footnote (22) above.
(25)
Based on 54,657,761 Shares outstanding on a partially diluted-basis following the completion of the Debt Settlement, comprised of: (i) 54,362,307 Shares outstanding following the completion of the Debt Settlement, (ii) 45,454 Shares that may be issuable on conversion of class A preference shares held directly by Mr. Hall and (iii) 250,000 Shares that may be issuable on exercise of options held directly by Mr. Hall.

(26)	These Shares are held by McElwee Consulting.
(27)
Comprised of: (i) 658,412 Shares held indirectly by McElwee Consulting and (ii) 275,000 options held directly by Mr. McElwee, each of which is exercisable into one Share, of which 75,000 are exercisable at a price of $0.43 per Share until July 30, 2023 and 200,000 are exercisable at a price of $0.40 per Share until June 14, 2023.

(28)
Based on 51,444,215 Shares outstanding on a partially-diluted basis prior to the completion of the Debt Settlement, comprised of: (i) 51,169,215 Shares outstanding prior to the completion of the Debt Settlement and (ii) 275,000 Shares that may be issuable on exercise of options held directly by Mr. McElwee.

(29)	Comprised of: (i) 1,329,245 Shares held indirectly by McElwee Consulting and (ii) all of the convertible securities of the Company set out in footnote (27) above.
(30)
Based on 54,637,307 Shares outstanding on a partially diluted-basis following the completion of the Debt Settlement, comprised of: (i) 54,362,307 Shares outstanding following the completion of the Debt Settlement and (ii) 275,000 Shares that may be issuable on exercise of options held directly by Mr. McElwee.

(e)
unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

Each of Messrs. Schutte, Hall, Lowry, Lewis and Boddington abstained on the resolution of the board of directors approving the Debt Settlement with respect to their respective portion of the Debt Settlement.  A special committee was not established in connection with the approval of the Debt Settlement, and no materially contrary view or abstention was expressed or made by any director.
(f)
a summary in accordance with section 6.5 of MI 61‐101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable.
(g)	disclosure, in accordance with section 6.8 of MI 61‐101, of every prior valuation in respect of the issuer that related to the subject matter of or is otherwise relevant to the transaction:
(i)	that has been made in the 24 months before the date of the material change report:
Not applicable.
(ii)	the existence of which is known, after reasonable enquiry, to the issuer or to any director or officer of the issuer:
Not applicable.
(h)
the general nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

The Company entered into a debt settlement and subscription agreement with Andrew Schutte pursuant to which Mr. Schutte acquired 943,596 Shares in settlement of $84,923,59 worth of debt.
The Company entered into a debt settlement and subscription agreement with David Hall pursuant to which Mr. Hall acquired 422,222 Shares in settlement of $38,000.00 worth of debt.
The Company entered into a debt settlement and subscription agreement with Peter Lowry pursuant to which Mr. Lowry acquired 294,444 Shares in settlement of $26,500.00 worth of debt.
The Company entered into a debt settlement and subscription agreement with Peter Lewis pursuant to which Mr. Lewis acquired 297,222 Shares in settlement of $26,750.00 worth of debt.
The Company entered into a debt settlement and subscription agreement with Gary Boddington pursuant to which Mr. Boddington acquired 214,815 Shares in settlement of $19,333.33 worth of debt.
The Company entered into a debt settlement and subscription agreement with McElwee Consulting Inc. pursuant to which Mr. McElwee acquired 670,833 Shares in settlement of $60,375.00 worth of debt.

(i)
disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7 of MI 61‐101 respectively, and the facts supporting reliance on the exemptions:

The Debt Settlement is exempt from the valuation and minority shareholder approval requirements of MI 61-101 by virtue of the exemptions contained in Sections 5.5(b) as the Company’s shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(a) of MI 61-101 in that the fair market value of the consideration of the Shares issued to each related party did not exceed 25% of the Company’s market capitalization.
As this material change report is being filed less than 21 days before the closing of the Debt Settlement, there is a requirement under MI 61‐101 to explain why the shorter period is reasonable or necessary in the circumstances. In the view of the Company, such shorter period is reasonable and necessary in the circumstances because the Company wished to complete the Debt Settlement in a timely manner.
5.2        Disclosure for Restructuring Transactions
N/A
Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A
Item 7   Omitted Information
None
Item 8   Executive Officer
Contact:           Andrew Schutte, CEO and President
Telephone:       604.248.8693
Item 9   Date of Report
January 26, 2023